Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-4 of Westfield Financial, Inc. of our report dated March 11, 2016, with respect to the consolidated balance sheets of Chicopee Bancorp, Inc. and Subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of the internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K, as amended, of Chicopee Bancorp, Inc. We also consent to the reference to us under the heading “Experts” in the Prospectus included in this Registration Statement.

/s/ Berry Dunn McNeil & Parker, LLC

Portland, Maine

June 24, 2016